ELDORADO RESORTS, INC.

100 West Liberty Street, Suite 1150

Reno, Nevada 89501

November 24, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Eldorado Resorts, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-205654

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933 (the “Securities Act”), Eldorado Resorts, Inc. (the “Registrant”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1 (the “Registration Statement”), together with all exhibits thereto, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registrant requests the withdrawal of the Registration Statement because the Registrant has decided not to proceed with the offering at this time. The Registrant confirms that the Registration Statement has not been declared effective and no shares of its common stock have been or will be issued or sold pursuant to the Registration Statement.

The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this request, please call Deborah Conrad, Esq. of Milbank, Tweed, Hadley & McCloy LLP, counsel to the Registrant at (213) 892-4671.

Sincerely,

ELDORADO RESORTS, INC.

	By:	/s/ Gary L. Carano
	Name:	Gary L. Carano
	Title:	Chief Executive Officer

cc:	Deborah Conrad, Esq.
Milbank, Tweed, Hadley & McCloy LLP